FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam, 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

The financial statements included in the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registant consists of the following document, which is attached hereto and incorporated by reference herein:
1. Press Release: MIND CTI Reports EPS of 5 Cents for the First Quarter of 2007. Dated May 9, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2007

MIND C.T.I. LTD.
By: /s/ Monica Eisinger Name: Monica Eisinger =================== Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND CTI Reports EPS of 5 Cents for the First Quarter of 2007. Dated May 9, 2007.

Exhibit 1

MIND CTI Reports EPS of 5 Cents for the First Quarter of 2007

Key Highlights
  The company distributed $0.20 per share in annual dividends.
  Cash position remains strong with over $34 million.
  New implementation at a Scandinavian IP carrier.
  Multiple follow-on orders from mobile operators and IP carriers.
  First quarter 2007 revenues were $4.81 million.
  Non-GAAP operating income was $848 thousand, or 18% of revenue.
  Non-GAAP net income was $1.33 million or $0.06 per share.
  Full year 2007 guidance: non-GAAP EPS is expected to be approximately 20 cents.
Yoqneam, Israel, May 9, 2007 - MIND CTI Ltd. (NasdaqNM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for tier 2 and tier 3 carriers worldwide, today announced results for the first quarter 2007.

Monica Eisinger, Chairperson and CEO, commented: "In the first quarter of 2007 we once again proved our unique model of execution on profitability, in an environment that is almost universally weakened by delayed decisions. During the quarter we continued to enhance our suite of products that generate new wins and follow-on orders from existing customers. We focus on delivering high quality solutions and on expanding our relationship with our customers as they grow their business or transform their businesses to address convergence. While the sales cycles are long and the timing of required deliveries is difficult to predict, we see demand for our products and services that we expect to provide us with growth opportunities for years to come."

Financial Highlights of Q1 2007
  Revenues of $4.81 million, compared with $5.25 million in the first quarter of 2006.
  Operating income, excluding amortization of intangible assets of $116 thousand and equity-based compensation expense of $64 thousand, was $848 thousand, or 18% of revenue.
  GAAP operating income was $668 thousand, or 14% of revenue, a 16% increase over the first quarter of 2006.
  Net income, excluding amortization of intangible assets of $116 thousand and equity-based compensation expense of $64 thousand, was $1.33 million or $0.06 per share.
  GAAP net income was $1.15 million, or $0.05 per share, a 76% increase over the first quarter of 2006.
  Cash flow from operating activities in Q1 2007 was $855 thousand.
Revenue Distribution for Q1 2007
Sales in Europe represented 43% and sales in the Americas represented 41% of total revenue. Revenue from our customer care and billing software totaled $4.05 million, while revenue from our enterprise call management software was $755 thousand. The revenue breakdown from our business lines of products was $1.91 million, or 40% from licenses, $1.69 million, or 35% from maintenance and $1.21 million, or 25% from services.

Conference Call Information
MIND will host a conference call on May 10, at 8:30 a.m., Eastern Standard Time, to discuss the Company's first quarter 2007 results and other financial and business information. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND MIND CTI Ltd. is a leading provider of convergent prepaid and postpaid end-to-end billing and customer care solutions for IP networks, Mobile, Wireline and Quad-play carriers worldwide. Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. In August 2005 MIND acquired Sentori, Inc., a US based provider of customer care and billing solutions to wireless carriers and mobile virtual network operators (MVNOs). Sentori, Inc. brings over ten years of wireless experience and eight years of a wireless operational solution to carriers. A global company, MIND operates from offices in Europe, Israel and the United States. MIND employs 300 IT professionals and serves customers in more than 40 countries around the world. For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

(tables to follow)

MIND C.T.I LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31		December 31

	2007	2006	2006

	(Unaudited)		(Audited)

	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$24,808	$6,905	$27,571
Accounts receivable:
Trade	5,819	5,191	5,385
Other	531	1,034	231
Deferred income taxes	158		154
Inventories	35	30	35

T o t a l current assets	31,351	13,160	33,376
INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable debentures	10,000		10,000
Long term bank deposits		30,000
Other	989	730	1,003
PROPERTY AND EQUIPMENT, net of accumulated depreciation	1,547	1,950	1,558
INTANGIBLE ASSETS, net of accumulated amortization	772	1,330	888
GOODWILL	6,966	6,966	6,966

T o t a l assets	$51,625	$54,136	$53,791

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$503	$789	$464
Other	2,640	2,151	2,509
Deferred revenues	1,906	1,899	1,236
Advances from customers	241	575	241

T o t a l current liabilities	5,290	5,414	4,450
EMPLOYEE RIGHTS UPON RETIREMENT	1,498	1,404	1,482

T o t a l liabilities	6,788	6,818	5,932

SHAREHOLDERS' EQUITY:
Share capital	54	53	54
Additional paid-in capital	59,628	59,510	59,547
Capital surplus	389	77	325
Accumulated deficit	(15,234)	(12,322)	(12,067)

T o t a l shareholders' equity	44,837	47,318	47,859

T o t a l liabilities and shareholders' equity	$51,625	$54,136	$53,791

I

MIND C.T.I LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31		Year ended December 31

	2007	2006	2006

	(Unaudited)		(Audited)

	U.S. $ in thousands (except per share data)

REVENUES	$4,807	$5,252	$20,060
COST OF REVENUES	1,345	1,598	5,675

GROSS PROFIT	3,462	3,654	14,385
RESEARCH AND DEVELOPMENT EXPENSES	1,416	1,738	6,118
SELLING AND MARKETING EXPENSES	935	982	3,628
GENERAL AND ADMINISTRATIVE EXPENSES	443	359	2,135

OPERATING INCOME	668	575	2,504
FINANCIAL INCOME (EXPENSES) - net	504	125	* (222)

INCOME BEFORE TAXES ON INCOME	1,172	700	2,282
TAXES ON INCOME	21	46	1,373

NET INCOME	$1,151	$654	$909

EARNING PER ORDINARY SHARE:
Basic and diluted	$0.05	$0.03	$0.04

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER ORDINARY SHARE - IN THOUSANDS:
Basic	21,566	21,439	21,515

Diluted	21,577	21,511	21,546

*	Financial expenses for the year ended December 31, 2006 include a loss from a premature withdrawal of long-term deposits in the amount of $1,330,000.

II

MIND C.T.I LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31		Year ended December 31

	2007	2006	2006

	(Unaudited)		(Audited)

	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,151	$654	$909
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	245	486	1,391
Deffered income taxes, net	2		(293)
Accrued severance pay	16	102	176
Capital loss (gain) on sale of property and equipment - net	7	(4)	(3)
Employees share based compensation expenses	64	77	325
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(434)	(1,802)	(1,996)
Interest accrued on marketable debentures	(135)		(37)
Other	(165)	(244)	537
Increase in inventories			(5)
Increase (decrease) in accounts payable and accruals:
Trade	39	103	(222)
Other	(605)	4	768
Increase (decrease) in deferred revenues	670	255	(408)
Decrease in advances from customers, net		(215)	(549)

Net cash provided by (used in) operating activities	855	(584)	593

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(135)	(174)	(379)
Amounts funded in respect of accrued severance pay	8	3	(119)
Acquisition of marketable debentures held-to-maturity			(10,000)
Withdrawal of long-term bank deposits			30,000
Proceeds from sale of property and equipment	10	29	162

Net cash provided by (used in) investing activities	(117)	(142)	19,664

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	81	60	149
Dividend paid	(3,582)	(2,603)	(3,009)

Net cash used in financing activities	(3,501)	(2,543)	(2,860)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,763)	(3,269)	17,397
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	27,571	10,174	10,174

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$24,808	$6,905	$27,571

SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON CASH ACTIVITIES
Cash paid during the year for income tax	$841	$11	$39

III

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